Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "GAMIFY, INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF JANUARY, A.D. 2017, AT 12:28 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6293308 8100
SR# 20170379647

Authentication: 201919483
Date: 01-24-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:28 PM 01/23/2017
FILED 12:28 PM 01/23/2017
SR 20170379647 - File Number 6293308

CERTIFICATE OF INCORPORATION

OF

GAMIFY, INC.

FIRST.   The name of the corporation is Gamify, Inc.

SECOND.   The address of its registered office in the State of Delaware is c/o National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Kent County, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD.   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH.   The amount of the total authorized capital stock of this corporation is 10,000,000 shares of Common Stock, par value $0.001 per share.

FIFTH.   The name and mailing address of the incorporator are as follows:

Name:	Joshua E. French
Mailing Address:	Morse, Barnes-Brown & Pendleton, P.C.
	230 Third Avenue, 4th Floor
	Waltham, MA 02451

SIXTH.   In furtherance of and not in limitation of the powers conferred by the State of Delaware, it is further provided:

(a)   The Board of Directors of the corporation is expressly authorized to make, alter or repeal the By-Laws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the By-Laws.

(b)   Election of directors need not be by written ballot unless the By-Laws of the corporation shall so provide.

(c)   The books of the corporation may be kept at such place within or without the State of Delaware as the By-Laws of the corporation may provide or as may be designated from time to time by the Board of Directors of the corporation.

SEVENTH.   No director of the corporation shall be personally liable to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this provision shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

EIGHTH.   The number of authorized shares of any class or classes of stock of the corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote in accordance with the terms of the last sentence of Section 242(b)(2) of the General Corporation Law of the State of Delaware and irrespective of the terms contained in the remainder of said Section 242(b)(2).

NINTH.   The corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and the Certificate of Incorporation of the corporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

TENTH.   The corporation shall indemnify each person who at any time is, or shall have been, a director or officer of the corporation and was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding, to the maximum extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended; provided, however, that the foregoing shall not require the corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such director or officer may be entitled, whether under any by-law, agreement, vote of directors or stockholders or otherwise. No amendment to or repeal of this provision shall deprive a director or officer of the benefit hereof with respect to any act or failure to act occurring prior to such amendment or repeal.   In furtherance of and not in limitation of the foregoing, the corporation shall advance expenses, including attorneys' fees, incurred by a director or officer of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such advances if it shall be ultimately determined that he or she is not entitled to be indemnified by the corporation.

The undersigned, for purposes of forming a corporation under the laws of the State of Delaware, does make, file and record this Certificate of Incorporation, and does certify that the facts herein stated are true, and the undersigned has accordingly hereunto set his hand this 23rd day of January, 2017.



Joshua E. French, Incorporator